EXHIBIT 99.1

RADA Electronic Industries Announces
Full Year 2011 Results

Netanya, Israel, March 29, 2012 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the year ended December 31, 2011.

Full Year 2011 Results

Revenues totaled $19.4 million, a 29% decrease when compared with $27.5 million in 2010.

Gross profit totaled $5.6 million, a 24% decrease when compared with $7.4 million for 2010.

Operating Expenses totaled 6,646 a 21% increase when compared with 5,477 million in 2010.

Operating loss totaled $1 million compared with operating income of $ 1.9 million in 2010.

As a result, the Company reported a net loss of $1.5 million or $0.17 per share for the year 2011, compared with net profit of $0.7 million or $0.08 per share, for the comparable period in 2010.

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “We experienced a reduction in sales due to the inability to collect interim payments in two major programs during the last quarter which resulted in a significant decrease in our revenues in the second half of 2011 and have affected our year-end results. These delays are not related to RADA’s performance. We expect both these programs will resume during the first six months of 2012.  During the year the Company also increased spending on research and development. We continue to invest in our future.  Spending on research and development increased to $2.5 million in 2011, a 115% increase from $1.2 million in 2010.  We expect that our R&D efforts in 2012 will be at the same level as in 2011. We are continuing to pursue large opportunities in our traditional avionics market as well as in the navigation and radar product markets, which we expect to become major growth drivers for the Company in the future.”

To arrange a call with management to discuss the results, please reach out to our Investor Relations contact, below.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Tactical Radars for Force and Border Protection Solutions.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd. Tel: +972-9-8921111 Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

ASSETS	December 31, 2011	December 31, 2010
	Audited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$1,107	$850
Restricted cash	1,385	1,448
Trade receivables (net of allowance for doubtful accounts of $ 7 and $ 78 at December 31, 2011 and at December 31, 2010 respectively)	6,920	9,452
Costs and estimated earnings in excess of billings on uncompleted contracts	814	2,698
Other receivables and prepaid expenses	727	820
Inventories	7,655	6,215

Total current assets	18,608	21,483

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,563	1,546

PROPERTY, PLANT AND EQUIPMENT, NET	3,277	3,173

OTHER ASSETS:
Intangible assets, net	155	309
Goodwill	587	587

Total other assets	742	896

Total assets	$24,190	$27,098

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit and current maturities of long-term loans	$6,338	$4,274
Trade payables	2,380	3,430
Convertible note from a shareholder, net	2,810	-
Other accounts payable and accrued expenses	4,126	5,714
Billings in excess of costs and estimated earnings on uncompleted contracts	-	471

Total current liabilities	15,654	13,889

LONG-TERM LIABILITIES:
Loans from shareholders, net	176	881
Convertible note from a shareholder, net	-	2,598
Accrued severance pay and other long term liability	516	547

Total long-term liabilities	692	4,026

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at September 30, 2011 and December 31, 2010; Issued and outstanding: 8,918,647 and 8,868,857 at December 31, 2011 and at December 31, 2010 respectively.	119	119
Additional paid-in capital	70,176	70,060
Accumulated other comprehensive income	443	392
Accumulated deficit	(63,514)	(61,988)
Total RADA Electronic Industries shareholders' equity	7,224	8,583
Noncontrolling interest	620	600
Total equity	7,844	9,183
Total liabilities and equity	$24,190	$27,098

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2011	2010	2009

Revenues:
Products	$17,469	$25,776	$16,010
Services	1,936	1,747	2,432

	19,405	27,523	18,442
Cost of revenues:
Products	12,707	19,297	11,083
Services	1,093	820	1,140

	13,800	20,117	12,223

Gross profit	5,605	7,406	6,219

Operating costs and expenses:
Research and development, net	2,543	1,182	1,616
Marketing and selling	2,106	2,563	1,607
General and administrative	1,997	1,732	1,937

Total operating costs and expenses	6,646	5,477	5,160

Operating profit (loss)	(1,041)	1,929	1,059
Financial expenses, net	478	1,184	832

Net income (loss)	(1,519)	745	227

Less: Attributable to non-controlling interest	(7)	(11)	(14)
Net income (loss) attributable to RADA Electronic Industries' shareholders	$(1,526)	$734	$213

Net income (loss) per share attributable to RADA Electronic Industries' shareholders:

Basic and diluted net income (loss) per Ordinary share	$(0.17)	$0.08	$0.02

Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,899,161	8,868,857	8,862,544